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Investor Relations
Mr. Wayne Musselman
Director
SAND Technology Inc.
514-939-3477

SAND Technology Announces Third Quarter Results for Fiscal Year 2012

Montreal, Canada - July 31, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), the provider of the world’s most advanced columnar database, today reported a net loss for the three months ended April 30, 2012 of $1,305,736 on revenues of $889,143 compared to a net loss of $1,365,305 on revenues of $780,909 for the three months ended April 30, 2011.

The Company reported a loss from operations, before foreign exchange, interest and earnings from discontinued operations, for the three months ended April 30, 2012 of $1,298,619 compared with a loss from operations, before foreign exchange, interest and earnings from discontinued operations of $1,247,039 for the three months ended April 30, 2011.

The Company reported net income for the nine months ended April 30, 2012 of $4,148,382, which includes a gain of $8,419,308 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation, on revenues of $2,187,729 compared to net loss of $1,330,690 on revenues of $4,101,153 for the nine months ended April 30, 2011.

The Company reported a loss from operations, before foreign exchange, interest, earnings from discontinued operations and gain on sale of discontinued operations of $3,763,597 for the nine months ended April 30, 2012 compared with a loss from operations, before foreign exchange, interest and earnings from discontinued operations of $1,669,577 for the nine months ended April 30, 2011.

Cash flows used in Operating Activities amounted to $3,780,452 for the nine months ended April 30, 2012 compared to cash flows provided from Operating Activities of $825,240 for the nine months ended April 30, 2011.

All figures are in Canadian dollars.

As previously announced, the Corporation’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND Technology has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

www.sand.com	+1 877-468-2538 +44 (0)1276 804604 +49 40 211 0765 0 +33 (0)1
42 65 45 68

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Caution Concerning Forward Looking Statements

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward looking information” under Canadian securities legislation (collectively, “forward looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The unaudited interim condensed Consolidated Financial Statements of the Company for three and nine month periods ended April 30, 2012 and 2011 and the Notes thereto are presented in accordance with International Financial Reporting Standards ("IFRS") for interim financial reporting.

As the unaudited interim condensed consolidated financial statements represent the Company’s initial reporting year of presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the unaudited interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies have been consistently applied to all periods presented unless otherwise noted below.

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Results of Operations

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2012	2011	2012	2011

Revenue	$889,143	$780,909	$2,187,729	$4,101,153
Cost of sales and product support	303,687	242,957	820,398	762,727
Gross profit	585,456	537,952	1,367,331	3,338,426

Operating expenses
Research and development costs, net (Note 11)	374,571	287,763	1,068,660	902,517
Selling, general and administrative	1,509,504	1,497,228	4,062,268	4,105,486
	1,884,075	1,784,991	5,130,928	5,008,003
Operating loss	(1,298,619)	(1,247,039)	(3,763,597)	(1,669,577)
Net finance expense (note 4)	7,117	151,259	570,250	376,925
Loss from continuing operations	(1,305,736)	(1,398,298)	(4,333,847)	(2,046,502)
Gain on sale of discontinued operations (Note 13)	-	-	8,419,308	-
Earnings from discontinued operations, net of tax (Note 13)	-	32,993	62,921	715,812
Net income (loss) and comprehensive income (loss)	$(1,305,736)	$(1,365,305)	$4,148,382	$(1,330,690)

Basic income (loss) per share	$(0.07)	$(0.09)	$0.22	$(0.08)
From continuing operations	$(0.07)	$(0.09)	$(0.23)	$(0.12)
From discontinued operations	$-	$0.00	$0.45	$0.04

Diluted income (loss) per share			$0.20
From continuing operations			$(0.23)
From discontinued operations			$0.43

Basic weighted average number of common shares	19,392,303	16,204,842	19,203,102	16,204,842
Diluted weighted average number of common shares			19,632,674

	As at	As at	As at
	April 30,	July 31,	April 30,
Financial Position	2012	2011	2011

Cash	$2,964,770	$810,745	$1,835,109
Working Capital (deficiency)	2,107,739	(1,248,354)	287,033
Total assets	5,274,101	2,215,227	3,431,051
Total liabilities	4,152,653	5,579,561	6,151,194
Shareholders' equity (deficiency)	1,121,448	(3,364,334)	(2,720,143)

www.sand.com